Media release

Exhibit 99.6
Rio Tinto moves to renewable electricity at Kennecott copper
1 May 2019

Rio Tinto will reduce the annual carbon footprint associated with its Kennecott Utah Copper operation by as much as 65 per cent through purchasing renewable energy certificates and permanently shutting its coal power plant.

Kennecott’s electricity needs will now be paired with 1.5 million megawatt hours of renewable energy certificates supplied by Rocky Mountain Power, primarily sourced from its Utah allocated portfolio including wind power from Wyoming.

The change will reduce the annual carbon footprint associated with the operation by over one million tonnes CO2.

Rio Tinto chief executive J-S Jacques said “Rio Tinto is committed to playing a part in the transition to a low- carbon economy. This move will significantly reduce emissions associated with our operations in Kennecott and allow us to offer customers copper, gold and silver with a reduced carbon footprint.

“The materials we produce, from infinitely recyclable aluminium and copper used in electrification to borates used in energy-efficient building materials and our higher grade iron ore product, all play a part in this transition to a low-carbon economy. Rio Tinto will continue to work with partners and customers to develop new sustainable solutions”.

The move to support renewable power is the result of collaboration with the Utah government, local communities and Rocky Mountain Power to improve air quality and deliver an alternative power solution.

The Governor of Utah Gary Herbert said “Rio Tinto’s decision to retire their power plant is a win-win for our community. Their decision will simultaneously support Utah’s shift toward a low carbon economy and improve air quality in the Salt Lake Valley.”

This is the latest initiative to make Kennecott greener. Since 2005, it has been smelting scrap metal such as old copper wiring into its smelting process. In 2018, it processed more than 2.8 million pounds of copper from recycled scrap metal, enough to provide the electrical wiring in 6,400 new homes.

Notes for editors

The renewable energy certificates are Green-e Energy certified and meet the environmental and consumer- protection standards set forth by the nonprofit Center for Resource Solutions. Learn more at www.green-e.org.

Renewable energy certificates are proof that renewable energy has been generated and delivered to the electricity grid on the owner’s behalf from renewable sources such as solar or wind power. For each megawatt- hour of renewable energy generated, a certificate is created. The move to using renewable energy certificates at Kennecott is subject to regulatory approval by the Utah Public Service Commission.

The coal power station operated for 75 years and has been idle since 2017 as part of managing seasonal air quality and maintenance requirements. The decision to permanently shut the plant has been made over other options such as moving to gas. After electricity, the other main energy sources at Kennecott are diesel power in mining fleet and natural gas in processing facilities.

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